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                           August 19, 2020

       Franklin Ogele
       President
       Emerging Opportunities Corp.
       One Gateway Center, 26th Fl
       Newark, New Jersey 07102

                                                        Re: Emerging
Opportunities Corp.
                                                            Form 10-12G
                                                            Filed July 29, 2020
                                                            File No. 000-56188

       Dear Mr. Ogele:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G filed July 29, 2020

       General

   1. Please revise the Form 10 cover page to reflect that you are registering your class of common stock under
Section 12(g) rather than Section 12(b) of the Exchange Act. Also change the name of your
EDGAR filings on sec.gov from Healthcare Opportunities Corp.
                                                        to Emerging
Opportunities Corp.
       Directors and Executive Officers, page 21

   2. We note Franklin Ogele's affiliation with New Africa Petroleum Corp. Please revise to disclose the
information required by Item 401(e) of Regulation S-K.
 Franklin Ogele
Emerging Opportunities Corp.
August 19, 2020
Page 2


Statement of Cash Flows, page 32

3. Please revise your statement of cash flows to reflect the correct amounts for Paid in
         Capital in Excess of Par, Net Cash Provided by Financing Activities and Cash and Cash
         Equivalents, beginning of period.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Brigitte Lippmann at 202-551-3713 with any other questions.



FirstName LastNameFranklin Ogele                            Sincerely,
Comapany NameEmerging Opportunities Corp.
                                                            Division of
Corporation Finance
August 19, 2020 Page 2                                      Office of Real
Estate & Construction
FirstName LastName